

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Serena Wolfe
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

  Re: Annaly Capital Management, Inc.
    Form 10-K for the fiscal year ended December 31, 2020
    Filed February 19, 2021
    File No. 001-13447

Dear Ms. Wolfe:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction